

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 22, 2024

John Mahoney
Chief Financial Officer
Auddia Inc.
1680 38th Street, Suite 130
Boulder, CO 80301

> **Re: Auddia Inc.**
> **Registration Statement on Form S-1**
> **Filed April 11, 2024**
> **File No. 333-278616**

Dear John Mahoney:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Uwem Bassey at 202-551-3433 or Matthew Crispino at 202-551-3456 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: James H. Carroll